INDOSAT FIRST HALF 2008 NET INCOME GREW 25%

Indosat increases guidance on cellular net add to 12 million in 2008

Jakarta, 28 August 2008. PT Indosat Tbk (“Indosat” or the “Company”) announced its limited review of consolidated financial statement for the period ended June 30, 2008 with comparative figures of 2007 and 2006. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global, is the Company’s independent auditor. Indosat has submitted the report to Stock Exchange Agency (BAPEPAM&LK) and Indonesia Stock Exchange (IDX).

In the first half 2008, the Company recorded operating revenues, amounting to Rp8,834.1 billion and operating income of Rp2,096.4 billion or grew 14.9% and 3.4% respectively from 30 June 2007. The Company net income grew by 24.9% compare to the same period of last year or reaching Rp1,055.8 billion in the first half of 2008. Cellular, fixed data (multimedia, data communication and internet) services and fixed voice services contributed 75%, 15%, and 10% to consolidated operating revenues respectively.

Financial Results Summary with Yearly Comparison

(for period ended 30 June 2008) (in billion rupiah)

	1H -2007	1H -2008	Change (%)
Operating Revenues	7,690.2	8,834.1	14.9%
Operating Expenses	5,662.2	6,737.6	19.0%
Operating Income	2,028.0	2,096.4	3.4%
Other Income (Expenses)	(828.3)	(617.0)	25.5%
Net Income	845.1	1,055.8	24.9%
EBITDA	4,053.0	4,413.9	8.9%
EPS (in Rp)	155.5	194.3	24.9%

Indosat cellular revenues grew by 12.1% for period ended June 30, 2008 compared to the same period of last year which is mainly driven by the increase of its cellular subscribers to 32.4 million subscribers or increase by 62.1% on yearly basis. Indosat has around 97.5% of prepaid customers and around 2.5% of postpaid customers.

“Despite intensive competition, we had a strong first half by acquiring additional 8 million cellular subscribers. Our product and services have been well accepted in the market and have given confidences to increase our capex guidance to US$ 1.4 billion for 2008.” said Johnny Swandi Sjam, President Director Indosat.

Indosat has rolled out 1,304 new cellular BTS so that as of June 2008, there were total 12,064 BTS in all 33 Provinces and 428 Regencies (97%). Indosat also added 14 Mobile Switching Center (MSC) to add backbone capacity.

Operational Results Summary with Yearly Comparison.

(for period ended 30 June 2008)

Description	1H-2007	1H-2008	Change (%)
Cellular subscribers (million)	20.0	32.4	62.1%
FWA subscribers (thousand)	483	795	64.6%
BTS	8,366	12,064	44.2%

Fixed data services operating revenue also grew 34.5% from Rp1,018.7 billion in 1H-2007 to Rp1,370.2 billion in 1H-2008 due to increase revenues in Internet, leased lines and IPVPN. The increase was supported by the growing demand from corporate markets in Indonesia.

Also, Indosat fixed telecommunication services operating revenue grew 10.2% from Rp774.4 billion in 1H-2007 to Rp853.2 billion in 1H-2008 contributed by increase demand of IDD services and our fixed wireless services, Starone, following the frequency migration in 2007. Indosat now offers Starone services in 52 cities in Indonesia.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.